Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

October 20, 2025

Michael Purcell & Karina Dorin
U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	New Era Energy & Digital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 20, 2025 File No. 333-288790

Dear Mr. Purcell & Ms. Dorin:

On behalf of our client, New Era Energy & Digital, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed August 20, 2025 (File No. 333-288790)(the “Registration Statement”). Contemporaneously, we are filing Amendment No. 2 to the Registration Statement via Edgar (“Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please revise your disclosure to accurately describe the securities to be registered in this offering. In this regard, we note your cover page disclosure that this prospectus relates to the offer and sale by the selling security holders of up to 2,456,639,868 shares of common stock is inconsistent with your cover page disclosure and disclosure elsewhere that this prospectus relates to a secondary offering of 2,363,320,394 shares of common stock.

RESPONSE: The Company respectfully advises the Staff that owing to the Company’s October 16, 2025 termination of the EPFA, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2025, the Company is no longer registering for resale any additional shares of common stock pursuant to the EPFA, but is reverting to registering for resale only 5,218,690 shares on behalf of other Selling Shareholders. Accordingly, the Company believes the Staff’s comment is no longer appliable to the Registration Statement. Nonetheless, the Company has also verified that the number of shares registered are presented consistently throughout the document.

Risk Factors

We may not have access to the full amount available under the EPFA, page 24

2. We note you disclose that the number of shares registered in this offering statement is insufficient to cover all of the shares you may elect to sell to ATW AI LLC under the EPFA. Please revise to disclose the total number of shares issuable under the EPFA and any related assumptions.

RESPONSE: The Company respectfully advises the Staff that owing to the Company’s October 16, 2025 termination of the EPFA, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2025, the Company is no longer registering for resale any additional shares of common stock pursuant to the EPFA, but is reverting to registering for resale only 5,218,690 shares on behalf of other Selling Shareholders. Accordingly, the Company believes the Staff’s comment is no longer appliable to the Registration Statement.

The issuances of additional shares of Common Stock under the EPFA and pursuant to the conversion the Notes and the exercise of the Warrants, page 24

3. Please expand this risk factor, or add a new risk factor, to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Notes and Investor Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon conversion of the Notes and exercise of the Investor Warrants. In this regard, we note your disclosure that you may reduce the floor price of the Notes and the Warrant Floor Price to any amount set forth in a written notice to ATW AI II LLC, provided that any such reduction will be irrevocable and will not be subject to increase thereafter.

RESPONSE: The Company respectfully advises the Staff that the Notes were redeemed and are no longer outstanding, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025. In addition, the Company has expanded this risk factor, to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Investor Warrants. The risk factor discloses the maximum number of shares that may be issuable upon exercise of the Investor Warrants.

Plan of Distribution, page 67

4. We note you entered into the Fourth Amended and Restated Equity Purchase Finance Agreement with ATW AI LLC, a selling shareholder, on August 12, 2025. Please revise to disclose that ATW AI LLC is an underwriter. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

RESPONSE: The Company respectfully advises the Staff that the Company has terminated the EPFA, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Accordingly, the Company believes the Staff’s comment is no longer appliable to the Registration Statement.

Exhibits

5. Please have counsel file a revised legality opinion that clarifies that the 5,750,000 shares of common stock underlying the 11,500,000 redeemable warrants are being offered on a primary basis and that defines the number of shares being registered in connection with each overlying security consistent with the prospectus cover page.

RESPONSE: The Company has filed a revised legality opinion that clarifies that the 5,750,000 shares of common stock underlying the 11,500,000 redeemable warrants are being offered on a primary basis and that defines the number of shares being registered in connection with each overlying security consistent with the prospectus cover page.

6. We note that executed versions of certain exhibits have not been filed. Please ensure that signed and executed versions of all agreements, including any information that has been omitted or placed in brackets, are filed as exhibits to your registration statement.

RESPONSE: The Company has refiled Exhibits 10.16 and 10.17 to ensure that signed and executed versions of these agreements, including any information that has been omitted or placed in brackets are now filed as exhibits to the Registration Statement. The Company has also removed Exhibit 10.20, which was missing signatures because that agreement was terminated on July 2, 2025, as indicated on page 10 of the Registration Statement.

General

7. We note that the shares of common stock registered for resale under this registration statement, if issued, would exceed the number of shares currently authorized for issuance and your disclosure that you intend to file, and mail to your stockholders, notice of a special meeting of shareholders and a proxy statement requesting approval of (i) an amendment to your amended and restated articles of incorporation to increase the total authorized shares of capital stock for 250,000,000 to 3,005,000,000, consisting of 3,000,000,000 shares of common stock and 5,000,000 shares of preferred stock, and in compliance with Nasdaq Listing Rule 5635(d), the issuance of more than 20% of the your issued and outstanding common stock pursuant to the EPFA. We further note you filed a proxy statement on Schedule 14A on August 18, 2025. Please confirm to us that you will not request acceleration of the effective date of this registration statement until you have obtained shareholder approval such that you have sufficient authorized shares to conduct the offering. In addition, please update your disclosure throughout the prospectus to discuss and reflect the special meeting and the increase of authorized shares, in the "Risk Factors" and "Description of Securities" sections.

RESPONSE: The Company respectfully advises the Staff that owing to the Company’s October 16, 2025 termination of the EPFA, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2025, the Company is no longer registering for resale any additional shares of common stock pursuant to the EPFA, but is reverting to registering for resale only 5,218,690 shares on behalf of other Selling Shareholders. The Company further advises the Staff that on October 16, 2025, the Company filed with the SEC a request to withdraw the proxy statement on Schedule 14A because the Company has decided not to proceed with the transactions described in the proxy statement at this time. Accordingly, the Company believes the Staff’s comment is no longer appliable to the Registration Statement.

8. We note your disclosures that the Notes and Investor Warrants are subject to floor price resets and that you may reduce the floor price for the Notes and the Warrant Floor Price to any amount set forth in a written notice to ATW AI LLC, provided that any such reduction will be irrevocable and will not be subject to increase thereafter. If material, please revise your cover page and Summary to highlight the maximum number of shares that could be issued upon conversion of the Notes and exercise of the Investor Warrants.

RESPONSE: The Company respectfully advises the Staff that the Notes were redeemed and are no longer outstanding, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025. In addition, the Company has revised the cover page and Summary to highlight the maximum number of shares that could be issued upon exercise of the Investor Warrants.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner

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